UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.     )*

Under the Securities Exchange Act of 1934

SANDRIDGE ENERGY, INC.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

80007P869

(CUSIP)

John F. Hartigan, Esq.

Morgan, Lewis & Bockius LLP

300 S. Grand Avenue, 22nd Floor

Los Angeles, CA 90071

(213) 612-2500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 4, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 80007P869		13G

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Apollo Energy Opportunity Fund AIV I LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power 1,342,252 shares of Common Stock

	7	Sole Dispositive Power

	8	Shared Dispositive Power 1,342,252 shares of Common Stock

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,342,252 shares of Common Stock

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 6.7%

12	Type of Reporting Person (See Instructions) PN

CUSIP No. 80007P869		13G

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Apollo Energy Opportunity Management LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power 1,342,252 shares of Common Stock

	7	Sole Dispositive Power

	8	Shared Dispositive Power 1,342,252 shares of Common Stock

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,342,252 shares of Common Stock

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 6.7%

12	Type of Reporting Person (See Instructions) OO

CUSIP No. 80007P869		13G

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Apollo Capital Management, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power 1,342,252 shares of Common Stock

	7	Sole Dispositive Power

	8	Shared Dispositive Power 1,342,252 shares of Common Stock

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,342,252 shares of Common Stock

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 6.7%

12	Type of Reporting Person (See Instructions) PN

CUSIP No. 80007P869		13G

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Apollo Capital Management GP, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power 1,342,252 shares of Common Stock

	7	Sole Dispositive Power

	8	Shared Dispositive Power 1,342,252 shares of Common Stock

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,342,252 shares of Common Stock

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 6.7%

12	Type of Reporting Person (See Instructions) OO

CUSIP No. 80007P869		13G

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Apollo Management Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power 1,342,252 shares of Common Stock

	7	Sole Dispositive Power

	8	Shared Dispositive Power 1,342,252 shares of Common Stock

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,342,252 shares of Common Stock

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 6.7%

12	Type of Reporting Person (See Instructions) PN

CUSIP No. 80007P869		13G

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Apollo Management Holdings GP, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power 1,342,252 shares of Common Stock

	7	Sole Dispositive Power

	8	Shared Dispositive Power 1,342,252 shares of Common Stock

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,342,252 shares of Common Stock

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 6.7%

12	Type of Reporting Person (See Instructions) OO

Item 1.
	(a)	Name of Issuer SandRidge Energy, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 123 Robert S. Kerr Avenue Oklahoma City, OK 73102

Item 2.
(a)

Name of Person Filing
This Schedule 13G is filed jointly by:  (i) Apollo Energy Opportunity Fund AIV I LP (“Opportunity Fund”), (ii) Apollo Energy Opportunity Management LLC (“Fund Manager”), (iii) Apollo Capital Management, L.P. (“Capital Management”), (iv) Apollo Capital Management GP, LLC (“Capital Management GP”), (v) Apollo Management Holdings, L.P. (“Management Holdings”), and (vi) Apollo Management Holdings GP, LLC (“Management Holdings GP”).  The foregoing are collectively referred to herein as the “Reporting Persons.”

Opportunity Fund holds shares of the Issuer’s common stock (“Common Stock”).  Fund Manager serves as the investment manager for Opportunity Fund.  Capital Management is the sole member of Fund Manager and is principally engaged in serving as the sole member of Fund Manager and manager of other Apollo management entities.  Capital Management GP is the general partner of Capital Management and is principally engaged in serving as the general partner of Capital Management.  Management Holdings serves as the sole member and manager of Capital Management GP and is principally engaged in serving as the sole member and manager of Capital Management GP.  Management Holdings GP serves as the general partner of Management Holdings and is principally engaged in serving as the general partner of Management Holdings.

(b)

Address of Principal Business Office or, if none, Residence
The principal address for each of Opportunity Fund, Fund Manager, Capital Management, Capital Management GP, Management Holdings and Management Holdings GP is 9 West 57th Street, New York, NY 10019.

(c)

Citizenship
Opportunity Fund, Capital Management and Management Holdings are each Delaware limited partnerships. Fund Manager, Capital Management GP and Management Holdings GP are each Delaware limited liability companies.

	(d)	Title of Class of Securities Common stock, par value $0.001
	(e)	CUSIP Number 80007P869

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.
(a) Amount beneficially owned:

Opportunity Fund	1,342,252
Fund Manager	1,342,252
Capital Management	1,342,252
Management GP	1,342,252
Management Holdings	1,342,252
Management Holdings GP	1,342,252

The Shares of Common Stock reported as beneficially owned include shares of Common Stock held of record by Opportunity Fund, as well as shares of Common Stock issuable upon conversion of the Convertible Senior Subordinated Notes due 2020 (the “Notes”) held of record by Opportunity Fund.  Each of Fund Manager, Capital Management, Management GP, Management Holdings and Management Holdings GP, and Messrs. Leon Black, Joshua Harris and Marc Rowan, the managers, as well as executive officers, of Management Holdings GP, disclaims beneficial ownership of all shares of the Common Stock of the Issuer included in this report, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(b) Percent of class:

Opportunity Fund	6.67%
Fund Manager	6.67%
Capital Management	6.67%
Management GP	6.67%
Management Holdings	6.67%
Management Holdings GP	6.67%

The percentage amounts are based on an aggregate of 19,371,229 shares of Common Stock, as reported in the Issuer’s Form 8-A filed with the Securities and Exchange Commission on October 4, 2016, together with the 747,481 shares of Common Stock issuable to the Reporting Persons upon conversion of the Notes.

(c) Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0 for all Reporting Persons
(ii)	Shared power to vote or to direct the vote:

Opportunity Fund	1,342,252
Fund Manager	1,342,252
Capital Management	1,342,252
Management GP	1,342,252
Management Holdings	1,342,252
Management Holdings GP	1,342,252

(iii)	Sole power to dispose or to direct the disposition of:

	0 for all Reporting Persons
(iv)	Shared power to dispose or to direct the disposition of:
	Opportunity Fund	6.67%
	Fund Manager	6.67%
	Capital Management	6.67%
	Management GP	6.67%
	Management Holdings	6.67%
	Management Holdings GP	6.67%

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant tin any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 11, 2016

APOLLO ENERGY OPPORTUNITY FUND AIV I LP

By:	Apollo Energy Opportunity Management LLC
its manager

	By:	Apollo Capital Management, L.P.
its sole member

		By:	Apollo Capital Management GP, LLC
its general partner

			By:	/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President

APOLLO ENERGY OPPORTUNITY MANAGEMENT LLC

By:	Apollo Capital Management, L.P.
its sole member

	By:	Apollo Capital Management GP, LLC
its general partner

		By:	/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President

APOLLO CAPITAL MANAGEMENT, L.P.

By:	Apollo Capital Management GP, LLC
its general partner

	By:	/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President

APOLLO CAPITAL MANAGEMENT GP, LLC

By:	/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President

APOLLO MANAGEMENT HOLDINGS, L.P.

By:	Apollo Management Holdings GP, LLC,
its general partner

	By:	/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President

APOLLO MANAGEMENT HOLDINGS, GP, LLC

By:	/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President

AGREEMENT OF JOINT FILING

(Sandridge Energy, Inc.)

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of them of the Statement on Schedule 13G and any and all further amendments thereto, with respect to the securities of the above referenced issuer, and that this Agreement be included as an Exhibit to such filing.  This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of October 11, 2016.

APOLLO ENERGY OPPORTUNITY FUND AIV I LP

By:	Apollo Energy Opportunity Management LLC
its manager

	By:	Apollo Capital Management, L.P.
its sole member

		By:	Apollo Capital Management GP, LLC
its general partner

			By:	/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President

APOLLO ENERGY OPPORTUNITY MANAGEMENT LLC

By:	Apollo Capital Management, L.P.
its sole member

	By:	Apollo Capital Management GP, LLC
its general partner

		By:	/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President

APOLLO CAPITAL MANAGEMENT, L.P.

By:	Apollo Capital Management GP, LLC
its general partner

	By:	/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President

APOLLO CAPITAL MANAGEMENT GP, LLC

By:	/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President

APOLLO MANAGEMENT HOLDINGS, L.P.

By:	Apollo Management Holdings GP, LLC,
its general partner

	By:	/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President

APOLLO MANAGEMENT HOLDINGS, GP, LLC

By:	/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President